SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2008

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item
1	Material fact, dated February 21, 2008, regarding the resignation of certain Directors and the appointment of their replacements
2	Material fact, dated February 22, 2008, regarding Section 62 of the Listing Regulation

Telefónica de Argentina S.A.

Item 1

Buenos Aires, February 21st, 2008

Messrs.
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Ref.: Resignation of Directors. Appointment of their replacements.

Dear Sirs,

I am writing to you on behalf of Telefónica de Argentina S.A., domiciled at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires in compliance with the provisions of section 23 of the Listing Regulation.

Further to the above, please note that Messrs. José María Alvarez Pallete and Eduardo Navarro submitted today their resignations to their positions as Incumbent Director and Alternate Director, respectively, appointed theretofore by the Meeting of April 25th, 2007.  Said resignations are due to personal reasons.

Therefore, the Unanimous Special Meeting of Class A Shareholders resolved to appoint Mr. Francisco Javier De Paz Mancho as new Incumbent Director and Mr. José María Alvarez Pallete as new Alternate Director in the meeting of today.

Yours sincerely,

Telefónica de Argentina S.A.

Item 2

Buenos Aires, February 22nd, 2008

To the President of
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Ref.:  Information of Section 62 of the Listing Regulation

Dear Sir,

We are writing to you in compliance with the provisions of Section No. 62 of the Listing Regulation in order to report that the Company's Board in the meeting held on February 21st, 2008 approved the financial statements and other documentation corresponding to the year ended at December 31st, 2007.

Furthermore, we hereby report the following data (values denominated in million pesos):

1)	Annual Balance

- Ordinary Income (Loss)	$72
- Extraordinary Income (Loss)	$ -

The year's net income was $ 72 million and the income before tax for operations in process was $ 90 million.

2)	Breakdown of Shareholders’ Equity by item and amount:

- Capital Stock (par value)	$ 698
- Integral capital stock adjustment	$ 1,209
- Legal Reserve	$11
- Reserve for future dividend	$ 211
- Retained earnings	$ 72
- Total Shareholders’ Equity	$ 2,201

Telefónica de Argentina S.A.

3)	Proposal for income allocation

-	Retained earnings as per Financial Statements
	at December 31st, 2006 approved on
	February 15th, 2007	221,892,000

-	Allocation of Retained Earning as per
	resolution of Special General Meeting
	dated April 24th, 2007 – to Legal Reserve	(11,094,483)

-	Allocation of Retained Earning as per
	resolution of Special General Meeting
	dated April 24th, 2007 – To Reserve for future dividend	(210,797,517)

-	Income(Loss) of fiscal year ended at December 31st, 2007	72,110,466

-	Retained earnings at December 31st, 2007	72,110,466

The Board puts forward to the Meeting of Shareholders the following retained earnings allocation:

-	to Legal Reserve	3,605,523
-	to Reserve for future dividend	68,504,943
-	Total	72,110,466

The Company’s Board has not proposed the dividend distribution (section 62, subsection n), paragraph 1) in view of the need to carry out the strategic plan and related investments for next year.

As to the capitalization of income and capital monetary adjustments (section 62, subsection n), paragraph 2), the Board believes that the current capital is appropriate.

4)	Find below a breakdown of the Company’s capital stock in shares of $ 0.10 par value at December 31st, 2007:

Class A Common Shares (1 vote)	Class B Common Shares (1 vote)	Company’s Capital Stock (in Shares)
4,367,388,680 (62.5% of capital stock)	2,616,811,616 (37.5% of capital stock)	6,984,200,296

All that required under section 62, subsections o) and q) has been reported. The table below shows the number of shares belonging to the majority shareholder and other

Telefónica de Argentina S.A.

shareholders of the Company, which, either directly or indirectly, belong to TELEFÓNICA, S.A.

Shareholder	Address	Class A Common Shares (1 vote)	Class B Common Shares (1 vote)	Total Company's Shares
COMPAÑÍA INTERNACIONAL DE TELECOMUNICACIONES S.A. (1)	Av. Ingeniero Huergo 723, PB City of Buenos Aires	3,599,126,635 (51.5% of capital stock)	81,422,560 (1.2% of capital stock)	3,680,549,195
TELEFÓNICA INTERNACIONAL, S.A.	Gran Vía 28, 28013, Madrid, Spain	--------------------	2,252,637,868 (32.3% of capital stock)	2,252,637,868
TELEFÓNICA INTERNATIONAL HOLDING BV	Drentestraat 24, BG, 1083HK, Amsterdam, Holland	--------------------	66,171,964 (0.9% of capital stock)	66,171,964
TELEFÓNICA MÓVILES ARGENTINA S.A.	Ingeniero Enrique Butty 240, 20th floor City of Buenos Aires	768,262,045 (11% of capital stock)	79,377,440 (1.1% of capital stock)	847,639,485

(1) During fiscal year 2007, COINTEL transferred to Telefónica Móviles Argentina S.A. (“Movistar”) Class A and Class B shares representative of 11% and 1.14%, respectively, of the Company’s capital stock.

TELEFONICA INTERNACIONAL S.A. (TISA), a company organized in Spain, holds 99.99% and 12.7% of the common shares of the local companies Telefónica Holding de Argentina S.A. and Compañía Internacional de Telecomunicaciones S.A., respectively.

Telefónica Holding de Argentina S.A. holds 50% of common shares of Compañía Internacional de Telecomunicaciones S.A.

The Dutch company Telefónica International Holding B.V. holds 37.3 % of the common shares of Compañía Internacional de Telecomunicaciones S.A.

Telefónica Móviles de Argentina Holding S.A. holds 84.6% of the shares of Telefónica Móviles Argentina S.A.

The table below shows the number of shares that do not belong to the controlling shareholder or group of the Company at closing date of the period ended at December 31st, 2007.

Telefónica de Argentina S.A.

Shareholder	Class A Common Shares (1 vote)	Class B Common Shares (1 vote)	Total Shares	% of Company’s Capital Stock
Public	----------------	(1) 137,201,784	137,201,784	1.96

(1) Accounting for 5.2% of Class B Common Shares.

Best regards,

Claudia Ferreyra	Pablo Llauró
Chief Accounting Officer	Attorney

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date:	March 4, 2008	By:	/s/ Pablo Luis Llauró
			Name:	Pablo Luis Llauró
			Title:	Assistant General Counsel